Exhibit (a)(1)(H)
OCLARO, INC.
STOCK OPTION EXCHANGE ACCEPTED CONFIRMATION
Dear Employee,
Your Oclaro Stock Options Exchange Offer election has been recorded as follows:

Total Number
		Exercise	Of
Original	Option	Price Per	Outstanding	Election to
Grant Date	Number	Share	Shares	Tender?
		$		Yes
		$		Yes
If you have submitted your election electronically, we strongly encourage you to print this page and keep it for your records.
     You can make, change or withdraw your election at any time before the expiration of the Exchange Offer, by following the instructions on the Exchange Offer website at www.participantchoice.com/tenderoffer/Oclaro, or by properly completing and submitting a paper election form before the Exchange Offer ends at 5:00 p.m. Pacific Time on December 2, 2009, unless we announce that we have extended the deadline of the Exchange Offer. After the Exchange Offer ends, you cannot change or withdraw your election and the last properly completed and submitted election we received from you prior to the deadline will be final.
     Should you have any questions, please feel free to contract Oclaro by telephone at +1 (408) 919-2737 or by email at stock.admin@Oclaro.com.
     The complete terms and conditions of the Exchange Offer are described in the Offer to Exchange Certain Stock Options for Replacement Stock Options, dated as of November 2, 2009, which you can access at www.participantchoice.com/tenderoffer/Oclaro.